Exhibit (a)(5)(B)

Optex Systems Holdings, Inc. Announces Preliminary Results of Tender Offer

RICHARDSON, Texas, September 16, 2022 -- Optex Systems Holdings, Inc. (OTCQB:OPXS) (“Optex”), a leading manufacturer of precision optical sighting systems for domestic and worldwide military and commercial applications, today announced the preliminary results of its “modified Dutch auction” tender offer to purchase up to $4.25 million in value of shares of its common stock, par value $0.001 per share (CUSIP number: 68384X209) (the “Common Stock”), which expired at 5:00 P.M., New York City time, on September 15, 2022 (the “Offer”).

Based on the preliminary count by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 1,728,026 shares of Common Stock were properly tendered and not properly withdrawn at or below the purchase price of $2.65 per share, including 149,764 shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the Offer, and based on the preliminary count by the depositary, Optex expects to accept for purchase approximately 1,603,774 shares of Common Stock at a price of $2.65 per share, for an aggregate cost of approximately $4.25 million, excluding fees and expenses relating to the Offer. These shares represent approximately 19.3% of its shares of Common Stock outstanding as of September 15, 2022. Based on these preliminary numbers, Optex anticipates that, immediately following settlement of the Offer, it will have approximately 6,716,637 shares of Common Stock outstanding. A director and an executive officer of the Company participated in the Offer.

Because the Offer was oversubscribed, Optex expects to purchase only a prorated portion of the shares of Common Stock properly tendered by each tendering shareholder whose shares are accepted (other than “odd lot” holders whose shares will be purchased on a priority basis), with an expected pro-ration factor of 92.8%.

The number of shares of Common Stock to be purchased and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares of Common Stock tendered through notice of guaranteed delivery will be delivered within the two business day settlement period. The final number of shares of Common Stock to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares of Common Stock accepted for purchase under the Offer will occur promptly thereafter.

Stockholders who have questions or would like additional information about the Offer may contact InvestorCom, the Information Agent for the Offer, toll-free at (877) 972-0090.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Common Stock.

About Optex Systems Holdings, Inc.

Optex, which was founded in 1987, is a Richardson, Texas based ISO 9001:2015 certified concern, which manufactures optical sighting systems and assemblies, primarily for Department of Defense (DOD) applications. Its products are installed on various types of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, Light Armored and Armored Security Vehicles, and have been selected for installation on the Stryker family of vehicles. Optex also manufactures and delivers numerous periscope configurations, rifle and surveillance sights, and night vision optical assemblies. Optex delivers its products both directly to the military services and to prime contractors. For additional information, please visit the Company’s website at www.optexsys.com.

Forward Looking Statements:

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions. These statements, which include the anticipated purchase price and the number of shares purchased in the Offer, are based on Optex’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein.

Additional information about the factors that may affect Optex’s operations is set forth in Optex’s current and periodic reports filed with the SEC, including Optex’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Risk Factors” in Optex’s Annual Report on Form 10-K for the fiscal year ended October 3, 2021. The forward-looking statements in this communication are based on information available to Optex as of the date hereof.

Except as required by law, Optex undertakes no obligation to update or revise the information contained in this press release or any other forward-looking statement, whether written or oral, that may be made as a result of new information, future events or otherwise.

For more information, contact:

Information Agent:

InvestorCom

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com